Consent of Independent Registered Public Accounting Firm
We consent to the use of our report, dated August 26, 2022, with respect to the financial statements and financial highlights of WBI BullBear Value 3000 ETF, WBI BullBear Yield 3000 ETF, WBI BullBear Quality 3000 ETF, WBI BullBear Global Income ETF, WBI Power Factor High Dividend ETF, and WBI BullBear Trend Switch US 3000 Total Return ETF, six funds constituting Absolute Shares Trust, as of June 30, 2022, and for the respective years or periods presented therein, incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” and “Other Service Providers – Independent Registered Public Accounting Firm” in the prospectus and “Other Service Providers – Independent Registered Public Accounting Firm” in the statement of additional information.

KPMG

New York, New York
October 26, 2022